7GC & CO. HOLDINGS INC.

388 Market Street, Suite 1300

San Francisco, CA 94111

VIA EDGAR	August 3, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: William Demarest and Shannon Menjivar

Re: 7GC & Co. Holdings Inc.

Form 10-K for the year ended December 31, 2021

Filed on April 1, 2022

File No. 001-39826

Dear Mr. Demarest and Ms. Menjivar:

7GC & Co. Holdings Inc. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 25, 2022. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 3, 2022

The Company respectfully advises the Staff that its sponsor, 7GC & Co. Holdings LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Joshua Englard, Esq., of Ellenoff Grossman & Schole LLP, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,
7GC & Co. Holdings Inc. By: /s/ Jack Leeney Name: Jack Leeney Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP